Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.

Results for the 3rd quarter of 2018

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter of 2018 ending September 30, 2018 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Tuesday, October 30 in English at 10:00 a.m. (Brasília time) and in Portuguese at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 3rd quarter of 2018.

São Paulo SP, October 29, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

We present below the financial indicators of Itaú Unibanco at the end of the period.

In R$ millions (except where indicated), end of period	3Q18	2Q18	3Q17	9M18	9M17
Results
Recurring Net Income	6,454	6,382	6,254	19,255	18,599
Operating Revenues (1)	27,899	28,021	26,981	83,345	81,453
Managerial Financial Margin (2)	17,408	17,295	16,769	51,702	51,569
Performance
Recurring Return on Average Equity – Annualized (3)	21.3%	21.6%	21.6%	21.7%	21.7%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.7%	1.7%	1.7%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	2.9%	2.8%	3.2%	2.9%	3.2%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.4%	3.8%	3.5%	3.8%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.5%	1.4%	1.3%	1.4%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	235%	248%	246%	235%	246%
Efficiency Ratio (IE) (6)	48.8%	47.1%	47.3%	47.3%	45.5%
Risk-Adjusted Efficiency Ratio (RAER) (6)	61.3%	61.0%	63.3%	61.0%	63.7%
Shares
Recurring Net Income per Share (R$) (7)	1.00	0.98	0.96
Net Income per Share (R$) (7)	0.96	0.96	0.93
Number of Outstanding Shares at the end of period – in millions	6,476	6,476	6,504
Book Value per Share (R$)	19.31	18.80	19.01
Dividends and Interest on Own Capital net of Taxes (8)	2,259	3,066	6,501
Market Capitalization (9)	284,295	260,639	281,964
Market Capitalization (9) (US$ million)	71,004	67,597	89,004
Balance Sheet
Total Assets	1,613,162	1,542,684	1,466,000
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	636,428	623,256	575,184
Deposits + Debentures + Securities + Borrowings and Onlending (10)	696,938	666,635	633,145
Loan Portfolio/Funding (10)	76.1%	77.8%	73.9%
Stockholders' Equity	125,035	121,758	123,631
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.9%	17.2%	19.5%
Tier I Capital - BIS III	14.8%	14.2%	14.6%
Common Equity Tier I - BIS III (11)	13.8%	13.2%	14.6%
Liquidity Coverage Ratio (LCR)	170.9%	169.5%	200.7%
Other
Assets Under Administration	1,093,487	1,050,220	938,494
Total Number of Employees	100,756	99,914	96,326
Brazil	87,070	86,144	82,401
Abroad	13,686	13,770	13,925
Branches and CSBs – Client Service Branches	4,917	4,904	4,919
ATM – Automated Teller Machines (12)	47,887	47,650	46,700

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk -Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed on the Balance section; (11) Includes impacts from schedule anticipation of deductions and the impact of the investment in XP Investimentos; (12) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q18	2Q18	3Q17	9M18	9M17
Net Income	6,247	6,244	6,077	18,772	18,143
(-) Non-Recurring Events	(207)	(138)	(177)	(484)	(455)
Impairment	(1)	(10)	(137)	(102)	(145)
∟ Adjustment to reflect the realization value of certain assets mainly related to technology
Goodwill Amortization	(206)	(150)	(125)	(502)	(373)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	-	(7)	-	(5)	(42)
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes
Contingencies Provision	-	-	(61)	97	(101)
∟ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's
Other	-	29	146	29	206
Recurring Net Income	6,454	6,382	6,254	19,255	18,599

Note: The impacts of the non-recurring events, described above, are net of tax Effects.

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax Effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management viewpoint and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

In relation to the hedge of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating, through financial instruments, the Effects of foreign exchange variations and includes the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Financial Statements Reconciliation | 3rd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	27,268	-	1,416	(786)	27,899
Managerial Financial Margin	15,944	-	1,416	47	17,408
Financial Margin with Clients	16,104	-	-	47	16,152
Financial Margin with the Market	(160)	-	1,416	-	1,257
Commissions and Fees	9,520	-	-	(887)	8,632
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,171	-	-	687	1,858
Other Operating Income	461	-	-	(461)	-
Equity in Earnings of Affiliates and Other Investments	184	-	-	(184)	-
Non-operating Income	(12)	-	-	12	-
Cost of Credit	(2,284)	-	-	(979)	(3,263)
Provision for Loan Losses	(3,704)	-	-	(200)	(3,904)
Impairment	-	-	-	(89)	(89)
Discounts Granted	-	-	-	(285)	(285)
Recovery of Loans Written Off as Losses	1,421	-	-	(406)	1,015
Retained Claims	(320)	-	-	-	(320)
Other Operating Expenses	(16,239)	368	(129)	1,713	(14,286)
Non-interest Expenses	(14,745)	368	-	1,731	(12,646)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,475)	-	(129)	(18)	(1,622)
Insurance Selling Expenses	(18)	-	-	-	(18)
Income before Tax and Profit Sharing	8,426	368	1,288	(51)	10,031
Income Tax and Social Contribution	(2,067)	(41)	(1,288)	(25)	(3,422)
Profit Sharing Management Members - Statutory	(76)	-	-	76	-
Minority Interests	(35)	(120)	-	-	(155)
Net Income	6,247	207	-	-	6,454

Accounting and Managerial Financial Statements Reconciliation | 2nd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	21,304	(40)	7,059	(301)	28,021
Managerial Financial Margin	10,112	-	7,059	125	17,295
Financial Margin with Clients	15,468	-	-	485	15,953
Financial Margin with the Market	(5,356)	-	7,059	(360)	1,342
Commissions and Fees	9,535	-	-	(809)	8,726
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,345	(56)	-	710	1,999
Other Operating Income	210	-	-	(210)	-
Equity in Earnings of Affiliates and Other Investments	144	-	-	(144)	-
Non-operating Income	(43)	16	-	27	-
Cost of Credit	(2,708)	-	-	(893)	(3,601)
Provision for Loan Losses	(3,635)	-	-	(637)	(4,271)
Impairment	-	-	-	(1)	(1)
Discounts Granted	-	-	-	(273)	(273)
Recovery of Loans Written Off as Losses	927	-	-	18	945
Retained Claims	(335)	-	-	-	(335)
Other Operating Expenses	(14,709)	310	(662)	1,127	(13,934)
Non-interest Expenses	(13,789)	295	-	1,233	(12,261)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(901)	15	(662)	(106)	(1,654)
Insurance Selling Expenses	(19)	-	-	-	(19)
Income before Tax and Profit Sharing	3,552	270	6,396	(67)	10,151
Income Tax and Social Contribution	2,911	(18)	(6,396)	7	(3,496)
Profit Sharing Management Members - Statutory	(60)	-	-	60	-
Minority Interests	(159)	(114)	-	-	(273)
Net Income	6,244	138	-	-	6,382

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

3rd quarter of 2018 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	3Q18	2Q18	Δ	3Q17	Δ	9M18	9M17	Δ
Operating Revenues	27,899	28,021	-0.4%	26,981	3.4%	83,345	81,453	2.3%
Managerial Financial Margin	17,408	17,295	0.7%	16,769	3.8%	51,702	51,569	0.3%
Financial Margin with Clients	16,152	15,953	1.2%	15,410	4.8%	47,366	46,719	1.4%
Financial Margin with the Market	1,257	1,342	-6.4%	1,359	-7.5%	4,337	4,850	-10.6%
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,858	1,999	-7.0%	1,853	0.3%	5,756	5,644	2.0%
Cost of Credit	(3,263)	(3,601)	-9.4%	(3,990)	-18.2%	(10,651)	(13,745)	-22.5%
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Retained Claims	(320)	(335)	-4.6%	(320)	-0.1%	(934)	(902)	3.6%
Other Operating Expenses	(14,286)	(13,934)	2.5%	(13,505)	5.8%	(41,602)	(39,417)	5.5%
Non-interest Expenses	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,622)	(1,654)	-1.9%	(1,640)	-1.1%	(4,964)	(4,850)	2.4%
Insurance Selling Expenses	(18)	(19)	-5.1%	(47)	-60.9%	(55)	(197)	-72.3%
Income before Tax and Minority Interests	10,031	10,151	-1.2%	9,167	9.4%	30,158	27,389	10.1%
Income Tax and Social Contribution	(3,422)	(3,496)	-2.1%	(2,969)	15.3%	(10,379)	(8,628)	20.3%
Minority Interests in Subsidiaries	(155)	(273)	-43.2%	56	-378.5%	(524)	(163)	221.5%
Recurring Net Income	6,454	6,382	1.1%	6,254	3.2%	19,255	18,599	3.5%

Managerial Financial Margin Perspective

This perspective presents the income related to financial operations net of cost of credit.

In R$ millions	3Q18	2Q18	Δ	3Q17	Δ	9M18	9M17	Δ
Managerial Financial Margin	17,408	17,295	0.7%	16,769	3.8%	51,702	51,569	0.3%
Financial Margin with Clients	16,152	15,953	1.2%	15,410	4.8%	47,366	46,719	1.4%
Financial Margin with the Market	1,257	1,342	-6.4%	1,359	-7.5%	4,337	4,850	-10.6%
Cost of Credit	(3,263)	(3,601)	-9.4%	(3,990)	-18.2%	(10,651)	(13,745)	-22.5%
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Net Result from Financial Operations	14,145	13,694	3.3%	12,780	10.7%	41,052	37,824	8.5%
Other Operating Income/(Expenses)	(4,115)	(3,544)	16.1%	(3,613)	13.9%	(10,893)	(10,435)	4.4%
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,521	1,645	-7.6%	1,487	2.3%	4,767	4,545	4.9%
Non-interest Expenses	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,622)	(1,654)	-1.9%	(1,640)	-1.1%	(4,964)	(4,850)	2.4%
Income before Tax and Minority Interests	10,031	10,151	-1.2%	9,167	9.4%	30,158	27,389	10.1%
Income Tax and Social Contribution	(3,422)	(3,496)	-2.1%	(2,969)	15.3%	(10,379)	(8,628)	20.3%
Minority Interests in Subsidiaries	(155)	(273)	-43.2%	56	-378.5%	(524)	(163)	221.5%
Recurring Net Income	6,454	6,382	1.1%	6,254	3.2%	19,255	18,599	3.5%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Results

Performance:

Recurring net income for the third quarter of 2018 amounted to R$6.5 billion, a 1.1% increase from the previous quarter, with return on average equity of 21.3%.

The highlights of the quarter were the lower cost of credit and the increase in the financial margin with clients. These positive effects were partially offset by the increase in non-interest expenses. However, it is worth mentioning that the growth in non-interest expenses was driven by the growth of commercial teams, particularly for the branch network, insurance and acquiring operations. There was also the seasonal impact of the collective labor agreement and the effect of the foreign exchange variation in the period in our expenses on Latin America.

In relation to the result of the first nine months of 2018, we highlight the 10.1% increase in income before taxes and minority interests, compared to the same period of the previous year. The lower cost of credit and higher commissions and fees were the main drivers for this performance. This performance was partially offset by the recognition of deferred tax assets at a rate of 40%, in line with current legislation, which temporarily increased our effective tax rate in 2018. The combination of these factors resulted in a 3.5% increase in our year-to-date recurring net income compared to the same period of the previous year.

Loan portfolio grew 2.1% in the quarter and 10.6% year-on-year, and our delinquency ratios continue to improve both for individuals and very small, small and middle-market companies in Brazil.

Events in the quarter

Changes in the Executive Committee

We announced changes in the executive committee that will come into effect as from January 2019. Eduardo Vassimon, Wholesale General Director, reached the age limit for exercising the duties of this position and will be replaced by the current Vice President of Risk and Finance Control Area, Caio Ibrahim David. Milton Maluhy Filho will take up the position of Vice President of Risk and Finance Control Area.

Acquisition of minority interest in XP Investimentos

On August 10, 2018, we obtained the authorization from the Central Bank of Brazil to invest in XP Investimentos. In the first phase, we acquired 49.9% of XP Holding’s total capital by means of a capital increase in the amount R$600 million and the acquisition of shares in the amount of R$5.7 billion. The first acquisition was completed on August 31, 2018. This operation should not have any significant impacts on this year’s financial results and the impact of the first acquisition on our Basel ratio was 90 basis points.

Itaú CorpBanca

In accordance with the Announcement to the Market of October 12, 2018, we announced the indirect acquisition of Itaú CorpBanca shares for the approximate amount of R$365 million, as a result of Corp Group exercising a put option set forth in the stockholders’ agreement of April 1, 2016. Therefore, our interest ownership in Itaú CorpBanca increased to 38.14%, from 36.06%, without changing the governance of Itaú CorpBanca.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Highlights in 3Q18

Financial Margin with Clients

In this quarter, the 1.2% increase in our financial margin with clients was due to the positive impacts of the better mix of products and of the higher number of calendar days compared to the previous quarter. These positive Effects were partially offset by the reduction in spreads (mainly in overdraft).

In the first nine months of 2018, the better mix of products and the increase in the volume of loans more than offset the negative Effects of the interbank deposit rate decrease on our liabilities financial margin and working capital and the reduction in spreads.

Further details on page 16

Cost of Credit

The decrease of 9.4% in our cost of credit in the quarter was driven by lower provisions for loan losses. In the Wholesale Banking in Brazil, we had reversal of provisions mainly due to risk rating improvement of a specific client. This positive variation was partially offset by the natural increase in Retail Banking expenses in Brazil, related to the segment loan portfolio growth.

In the first nine months of 2018, the reduction in cost of credit is related to the improvement of the credit quality of the portfolio in Brazil, both in the Retail and in Wholesale Banking segments.

Further details on pages 18-19

Commissions, Fees and Result from Insurance 1

In the quarter there was a decrease of 2.1% in commissions, fees and result from insurance. The decrease in commissions and fees is related to lower income from advisory services and brokerage that was partially offset by the increase in credit card revenues. The lower result in our insurance operations is related to the liability adequacy test revenue recognized in the second quarter.

In the first nine months of 2018 commissions, fees and result from insurance operations increased 6.5%. We highlight the increases in fund management fees, driven by higher volume of assets managed, and in current account services, due to the higher number of current account holders in the period.

Further details on pages 23-28

Non-Interest Expenses

The increase of 3.1% in non-interest expenses in the quarter was driven by higher personnel expenses, impacted by the collective labor agreement and the increase in the number of employees. There was also an increase in our expenses in Latin America (ex-Brazil) impacted by the foreign exchange variation in the period.

In the first nine months of 2018, non-interest expenses increased 6.4%, whereas expenses in Brazil (ex-Citibank) increased 0.9% from the same period of the previous year, below inflation for the period.

Further details on pages 29-30

Return on Equity

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

Further details on page 30

¹ Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 3Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

The increase in the loan portfolios for very small, small and middle-market companies and for individuals, both in the third quarter and in the year, was driven by higher credit demand from our clients.

The 1.6% decrease in the corporate loan portfolio in the quarter was due to the low demand for long-term credit, which migrated to the capital markets.

In R$ billions, end of period	3Q18	2Q18	Δ	3Q17	Δ
Individuals	200.0	195.0	2.5%	179.9	11.2%
Credit Card Loans	68.7	66.1	3.9%	57.2	20.1%
Personal Loans	28.9	28.3	1.9%	26.0	11.3%
Payroll Loans [1]	46.0	45.4	1.2%	44.6	3.1%
Vehicle Loans	15.2	14.7	3.9%	13.9	9.7%
Mortgage Loans	41.2	40.5	1.8%	38.3	7.7%
Very Small, Small and Middle Market Loans [2]	67.5	65.6	2.9%	59.1	14.3%
Individuals + Very Small, Small and Middle Market Loans	267.5	260.6	2.6%	238.9	11.9%
Companies	196.3	197.1	-0.4%	200.7	-2.2%
Corporate Loans	159.9	162.5	-1.6%	164.6	-2.8%
Corporate Securities [3]	36.3	34.6	4.9%	36.1	0.6%
Total Brazil with Financial Guarantees Provided and Corporate	463.7	457.8	1.3%	439.6	5.5%
Latin America	172.7	165.5	4.3%	135.5	27.4%
Argentina	9.8	9.3	5.5%	7.0	39.6%
Chile	113.3	108.0	5.0%	89.4	26.8%
Colombia	30.8	30.3	1.5%	25.8	19.1%
Paraguay	8.2	7.7	6.9%	5.7	43.1%
Panama	1.3	1.4	-5.1%	0.8	58.0%
Uruguay	9.3	8.9	4.2%	6.7	38.0%
Total with Financial Guarantees Provided and Corporate Securities	636.4	623.3	2.1%	575.2	10.6%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	636.4	628.7	1.2%	615.8	3.4%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 32 and 33.

NPL Ratio (%) | over 90 days

The NPL ratio increase is associated with the delinquency of large companies in Brazil. This increase in the delinquency ratio of large companies was driven by the rollover of loans that were overdue between 15 and 90 days in the previous quarter that migrated to loans 90 days overdue and were already adequately provisioned. There was no concentration in a specific client or sector. However, it is worth mentioning the 30 basis point decrease in this ratio for very small, small and middle-market companies portfolio in Brazil.

In Latin America, the reduction was mainly driven by Chilean operations for both individuals and companies.

Further details on pages 20-22

Coverage Ratio | 90 days

The decrease in the coverage ratio in the quarter was related to the corporate segment in Brazil. This decrease in the corporate segment was due to the improvement of risk rating of an specific client that allowed the reversal of provisions for loan losses. In addition, certain clients became overdue and were already adequately provisioned.

Further details on pages 20-22

NPL Creation

The increase from the previous quarter was driven by the higher portfolio of loans more than 90 days overdue in the Wholesale Banking segment in Brazil with no concentration in a specific client or sector, that were already adequately provisioned.

Further details on pages 20-22

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below our 2018 forecast including the effect of Citibank’s operations.

	Consolidated	Brazil [1]

Total Credit Portfolio[2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit[3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5 bn

Commissions and Fees and Result from Insurance Operations[4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate	From 33.5% to 35.5%	From 34.0% to 36.0%

1) Includes units abroad ex-Latin America;

2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

Sustainability

Integration of environmental, social and governance aspects into business

Financial institutions act as intermediaries of the global economy and, therefore, we play a significant role in the transformation of society. We understand that integrating ESG aspects into our business, in addition to mitigating risks, is vital to foster social and economic development in locations where our services are offered.

Analysis methodology for ESG evaluation in investments

Credit

The management of environmental and social risks in credit aims at identifying, measuring, mitigating and monitoring risks associated to social and environmental aspects in our business.

In 2017, we assigned approximately R$2.9 billion for loan operations that promote social and environmental benefits through our corporate segment.

Investments

Using our ESG integration methodology, we analyzed 99% of the companies listed on B3, and the ones that make up the IBrX-100 index and the Corporate Sustainability Index (ISE) of B3. 90% out of the corporate fixed-rate securities are also covered by the methodology.

TCFD: Task Force on Climate-Related Financial Disclosures

Climate risk and its variables are also covered by Itaú Unibanco’s risk analysis. This approach enables us to be in a strategic position to ensure the continuity of business and operations in view of climate change and the resulting impacts on the economy expected for the coming years.

In the beginning of 2018, a multidisciplinary working group was created to implement the recommendations of the document disclosed by the Financial Stability Board, “Task Force on Climate Finance Disclosure” (TCFD), and, in line with this topic, we created a Climate Finance agenda. This initiative encourages organizations from different sectors to get to know the physical climate risks, the ones created by them and the transition ones to which they are exposed, and proposes voluntary and consistent financial reporting related to climate, to ensure higher transparency to enable lenders, insurance companies and investors to make better business decisions.

Ecoefficiency

We are constantly focused on the management and rational use of natural resources, a strategy that allows the reduction of the environmental impact of our operations and the increase of our operational efficiency.

Major market sustainability indices

Transparency of social, environmental and governance data is a fundamental assumption for a sustainable performance. Our Integrated Report and Annual Report bring about information on our operations and may be accessed on www.itau.com.br/annual-report.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

Digital Transformation

The technology behind the experience

The bank is strengthening its strategy to spearhead the search for groundbreaking solutions in order to sort out real-world problems with the adoption of technologies. Our focus is making people's lives easier by bringing more convenience, agility and security to the products and services we provide.

Virtual Assistant

To provide better service experiences, we use artificial intelligence

Technology that is about much more than solving doubts: it closes transactions for customers by integrating with their financial data. In addition, during the same chat session, the customer can call on a specialist who will have the chat thread.

98%* of doubts answered

85%* rate of correct responses

93%* of customers do not need to seek another form of service

*Results obtained in August 2018, with more than 500 thousands users.

Itaú: A founding member and only Latin America institution at Fintech @CSAIL/MIT CSAIL .

(Computer Science & Artificial Intelligence Lab): MIT’s largest lab and a global benchmark in AI.

Use of Digital Channels1

1 Internet, mobile and SMS in the Retail Bank.

Share of Transactions

through digital channels

	9M16	9M18

Credit	16%	18%

Investments	30%	40%

Payments	60%	74%

*Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment

Itaú Unibanco Holding S.A.	14